Filed by Helix Technology Corporation

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Helix Technology Corporation.

(Commission File No.: 0-6866)

This filing relates to a planned business combination between Helix Technology Corporation (“Helix”) and Brooks Automation, Inc. (“Brooks”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 11, 2005 (the “Merger Agreement”), among Helix, Brooks and Mt. Hood Corporation.  The Merger Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K filed by Helix on July 11, 2005.

On July 11, 2005, Helix made available the following FAQs in connection with the merger:

THE BROOKS / HELIX TRANSACTION:

FREQUENTLY ASKED QUESTIONS

1.     Why is Helix seeking to merge with Brooks?

With the increasing consolidation occurring among companies in our semiconductor capital equipment sector, this combination gives Helix the platform and opportunity to combine strategies and meld technologies to provide for accelerated growth.  The two companies firmly believe this combination will allow the new company to provide offerings that afford greater value to our customers.  Each company will extend its competencies in manufacturing excellence, service reach and reputation, and automation technology integration to build a dynamic and innovative new company.

2.     Why is the new company called Brooks Automation?

With Brooks being the larger company, and to focus on the true consolidation of the two organizations, management and the Boards of Directors agreed on retaining the Brooks name as the corporate entity.  Helix’s strong brand names will, of course, be retained so that CTI-Cryogenics, Granville-Phillips, and Polycold will remain fixtures and marketing powerhouses to our customers.

3.     Will Helix senior management be involved in the new company?

Absolutely.  Several key positions in the new company are to be staffed by current Helix management, with Jim Gentilcore running all the Hardware businesses of the combined company.  The combined company’s Board of Directors is planned to include four current Helix directors, including one director emeritus named by Helix.  This will provide a broad, constructive integration of management and governance.

4.     What senior managers will be involved from Brooks in the new company?

Brooks’ current President and CEO is Ed Grady and he will retain those positions in the new company.  Joe Bellini, currently head of Brooks’ Software Division, will be President and COO of a newly formed

Enterprise Software Group.  Brooks’ current Chief Financial Officer, Bob Woodbury, will also retain this post in the combined company.

5.     When will the merger be complete?

Each company will need to gain stockholder approval of the merger.  In addition, completion of the merger is subject to regulatory review and customary closing conditions.  At this stage it is our hope that the transaction will be completed in the fourth calendar quarter of 2005.

6.     What happens between now and completion of the transaction?

For the overwhelming majority of Helix employees, it will be “business as usual.”  It is extremely important during this period that we continue to deliver the same quality and value to our customers that have gained our eminent reputation in the market.  While there will be some initial integration planning activities during this timeframe, these will involve only a limited number of current Helix employees.

7.     Where can I get more information about Brooks?

Brooks is a company very familiar to many of our employees as they operate in the same semiconductor capital equipment industry as Helix.  Brooks supplies automation products and solutions in three different segments: equipment automation, factory automation hardware, and factory automation software.  They serve many of the same customers as does Helix and had revenues of almost $540M in their last fiscal year ended September 30, 2004.  They are publicly traded on the NASDAQ National Market (ticker symbol: BRKS) and are headquartered in Chelmsford, Massachusetts, with about 1,800 employees and operations worldwide.  Brooks’ Web site is www.brooks.com.

8.     What should I say if one of Helix’s customers, vendors or suppliers asks me about the merger?

At this early stage of the merger process, unless you are specifically authorized to do so, please do not attempt to comment or respond to questions or inquiries from our customers, suppliers or any external parties.

9.     Will there be any reductions in force as a result of the Helix and Brooks combination?

One of the primary reasons for the Helix–Brooks combination is to leverage the talent, skill and experience of two high-performing organizations.  With the significant strategic potential envisioned, we expect that the large majority of Helix employees will continue to work and contribute to the new company on behalf of our customers.  Invariably in a combination of two separate organizations, there will be redundant positions and some amount of job elimination will be necessary.  A process is being developed to determine which positions are redundant and the procedure for selecting candidates.  This will be communicated completely to employees once this process has been completed.

10.   Will there be a severance package for employees who hold positions that are eliminated?

As is both companies’ normal operating practice, any positions that are deemed redundant as a result of the combination will be eligible for a severance package, which will include certain benefits and outplacement services.  These plans will be developed in the ensuing weeks and details will be provided to affected employees at the appropriate time.

11.   Will any Helix locations be combined or closed?

At present, there are no plans to close or combine any Helix facilities with Brooks facilities.  Once the merger is completed and integration activities ensue, the business case for reviewing what makes sense to integrate and combine will be looked at more closely and appropriate decisions made.  Once again, there will be ongoing and timely communications regarding any decisions of this nature.

12.   What will be the status of our benefits after the merger?

As with most business combinations, it is a normal practice that the two companies review each organization’s benefit programs and make strategic decisions as to which program to retain or modify.  In the case of Helix, we will retain our current benefits program for approximately a one-year period.  A process will begin to plan for the most efficient and equitable method to eventually combine the benefit programs.  However, be assured that current Helix benefits will stay in place following the close and eventual changes or modifications will be designed to reflect comparability and will be communicated well in advance.

13.   I have a merit review scheduled between now and the end of the year; will I still receive it?

As mentioned above, it is still “business as usual” between now and completion of the transaction.  One of the key objectives for both organizations in this combination is to retain the talent that has made each company a success.  Certainly as we complete the 2005 merit review year, anyone scheduled for a merit review will receive that review at the regularly scheduled anniversary date.

14.   Will this merger affect Helix’s low-cost-region operations?

Helix will continue in full force its strategic objective of staying close to its customer base while seeking to gain operational efficiencies in the production of its products.  Our sourcing of parts and supplies from Mexico will continue as we simultaneously review the longer-term advantages of operating in various low-cost regions.

Important Additional Information to be Filed with the SEC

In connection with the proposed transaction, Brooks plans to file a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (“SEC”).  Security holders of each company and other investors are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Joint Proxy Statement/Prospectus that will be part of the Registration Statement, when they become available because they will contain important information about Brooks, Helix, the proposed transaction and related matters.  The final Joint Proxy Statement/Prospectus will be mailed to stockholders of Brooks and Helix.  Security holders and investors of Brooks and Helix will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Brooks and Helix, without charge, at the SEC’s Internet site (http://www.sec.gov).  These documents can also be obtained, without charge, by directing a request to Brooks Automation, 15 Elizabeth Drive, Chelmsford, MA 01824, Attention: Investor Relations Dept., telephone: 978-262-2602, or at mark.chung@brooks.com; or to Helix Technology Corporation, Nine Hampshire Street, Mansfield, MA 02048, Attention: Investor Relations Dept., telephone: (508) 337-5111, or at investors@helixtechnology.com.  In addition, investors and security holders may access copies of the documents filed with the SEC by Brooks or Helix on their respective Web sites at www.brooks.com or www.helixtechnology.com.

Participants in Solicitation

Brooks, Helix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Brooks and Helix stockholders in respect of the proposed transaction.  Information regarding Brooks’ participants is available in Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004, and the proxy statement, dated January 10, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC.  Information regarding Helix’s participants is available in Helix’s Annual

Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated May 2, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC.  Additional information regarding interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

Cautionary Statement Concerning Forward-Looking Statements.

Statements in this document regarding the proposed transaction, and the expected timetable for completing the transaction, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are based upon the current beliefs and expectations of Brooks’ and Helix’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Brooks and Helix stockholders to approve the transaction; the ability of Brooks to successfully integrate Helix’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; and competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in Brooks’ and Helix’s filings with the SEC, including Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004 and Helix’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s Internet site (http://www.sec.gov).  The information set forth herein speaks only as of the date hereof, and Brooks and Helix disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.